EXHIBIT 99.1

Equinor ASA: Ex dividend

From 18 February 2020, the shares in Equinor (OSE:EQNR,NYSE: EQNR) will be traded ex dividend at USD 0.26.

Record date is 19 February 2020.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act